Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

March 28, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment Nos. 160 and 172 to the Registrant’s Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to the comments you provided in a telephonic conversation with me on Monday, March 14, 2016, with respect to Post-Effective Amendment Nos. 160 and 172. Post-Effective Amendment Nos. 160 and 172 were filed on December 18, 2015 and March 4, 2016, respectively, and included disclosure with respect to the SPDR SSGA Gender Diversity Index ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of the Post-Effective Amendments.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below.

1.	Comment: The Staff notes the Registrant’s response to comment 7 in the letter responding to comments provided by the Staff on Post-Effective Amendment No. 160 and requests additional analysis. The Staff notes that the term “executives” comprises each employee disclosed in a company’s communications with a certain stated title or higher; however, this approach appears to rely on issuers having similar types of employment categories, communications policies and strategies. It is also unclear if certain types of roles (i.e., sales, legal, accounting) would be more likely to be mentioned in company communications than others and whether the gender-mix among these roles would be representative of the population as a whole. In addition, it is unclear how the total number of executives at a particular company is determined for purposes of computing the ratios. Please explain how it was concluded that the definition of “executives” and the process for counting executives is appropriate and sufficiently likely to create a portfolio consistent with investor expectations.

Response: State Street Global Advisors’ (the “Index Provider”) development of the Index methodology was informed and influenced, in part, by the considerations that the Staff has noted above. The Index Provider observed that senior leadership position titles, and company public communications of such positions, within the largest 1,000 U.S. listed companies (the “Index Universe”) are relatively consistent within a particular sector, as compared to all sectors within the Index Universe. As a result, the Index ranks companies based on their gender diversity ratios within their respective sectors. The Index methodology includes data from BoardEx, LLC, an independent third party that has defined “executive” to the particular sector based on certain stated titles. The Index Provider determined that utilizing employment information included in certain stated company communications (through which the Index identifies both the total number of executives at a particular company and the gender identity of such executives for purposes of calculating the gender diversity ratios), provides the most comprehensive employment data currently available utilizing a rules-based process. The Index Provider believes that the definition of “executives” and process for counting executives is appropriate and sufficiently likely to create a portfolio comprising companies that are the most gender-diverse at the board of director and senior leadership levels within their respective sectors.

2.	Comment: The Staff notes the Registrant’s response to comment 12 in the letter responding to comments provided by the Staff on Post-Effective Amendment No. 160 and the Registrant’s intention to include certain disclosure under Item 5. Please confirm the Registrant’s understanding of General Instruction C(3)(b) of Form N-1A. In addition, given the apparent importance to shareholders of the charitable contributions mentioned under Item 5, please confirm these contributions will be disclosed in response to Item 19 of Form N-1A on an annual basis.

Response: The Registrant confirms that it understands General Instruction C(3)(b) of Form N-1A. In addition, the Registrant confirms that the charitable contributions of the Adviser and certain of its affiliates will be disclosed in response to Item 19 of Form N-1A on an annual basis.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.